Exhibit 3.1
Article 9 of the Bylaws of Catapult Communications Corporation
as Amended on September 16, 2005
“Article 9
Board of Directors
The Board of Directors shall be chosen by ballot at the annual meeting of the stockholders or at any meeting held in place thereof as provided by law. The authorized number of directors of this corporation shall be seven (7). Subject to any limitation set forth in the provisions of the Articles of Incorporation, the Board of Directors may, by resolution adopted, increase or decrease the number of the directors of this corporation, provided that no such reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
Each director shall serve until the next annual meeting of the stockholders and until his or her successor is duly elected and qualified. Directors need not be stockholders in the corporation. Directors shall be over the age of eighteen (18).”